November 20, 2024

Vininder Singh
Chief Executive Officer
BullFrog AI Holdings, Inc.
325 Ellington Blvd., Unit 317
Gaithersburg, MD 20878

       Re: BullFrog AI Holdings, Inc.
           Registration Statement on Form S-1
           Filed November 8, 2024
           File No. 333-283105
Dear Vininder Singh:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 Filed November 8, 2024
Management's Discussion and Analysis of Financial Condition..., page 43

1. Please revise this section to include, in addition to the discussion of the interim periods presented, a discussion of the financial condition, changes in financial condition, and results of operations for the fiscal years ended December 31, 2023 and
       2022. Refer to Item 303(b) of Regulation S-K and Instruction 1 thereto.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 November 20, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Dickerson at 202-551-8013 or Joe McCann at 202-551-6262
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Arthur S. Marcus, Esq.